UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Overland Storage, Inc.

(Name of Issuer)

Common, no par value

(Title of Class of Securities)

690310107

(CUSIP Number)

Scott McClendon

First Choice Executive Suites

7825 Fay Ave., Suite 243

La Jolla, CA 92037

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690310107

1.	Names of Reporting Persons. Scott McClendon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 283,500
8. Shared Voting Power 385,000
9. Sole Dispositive Power 283,500
10. Shared Dispositive Power 385,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 668,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒ (1)
13.	Percent of Class Represented by Amount in Row (11) 5.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Excludes 1,000 shares of Common Stock owned by the Reporting Person’s wife, Elizabeth C. McClendon, for which the reporting person has no voting or dispositive power.

(2)	Based on 12,776,550 shares of Common Stock outstanding as reported by Overland Storage, Inc. in its Quarterly Report on Form 10-Q for the quarter ended December 28, 2008 and 183,500 shares issuable pursuant to stock options exercisable within 60 days of March 10, 2009.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, no par value (the “Common Stock”) of Overland Storage, Inc. (the “Issuer”) a California corporation whose principal executive offices are located at 4820 Overland Avenue, San Diego, CA 92123.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is filed by and on behalf of Scott McClendon, an individual whose business address is First Choice Executive Suites, 7825 Fay Ave., Suite 243, La Jolla, CA 92037. He is a citizen of the United States. Mr. McClendon has served as Chairman of the Board of the Issuer since March 2001. From November 2006 to August 2007, he served as the Issuer’s Interim President and Chief Executive Officer and as President and Chief Executive Officer from October 1991 to March 2001, when he was named the Issuer’s Chairman of the Board. Mr. McClendon has been a business consultant since June 2001.

During the last five years, Mr. McClendon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. McClendon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All of the shares of Common Stock that Mr. McClendon holds were acquired either in the open market or through Issuer stock plans with his personal funds. No bank financing was involved in any of the acquisitions. The stock options for purchase of 183,500 shares of Common Stock were granted to Mr. McClendon on various dates (see Item 6) in connection with his service on the Issuer’s Board of Directors or when he served as Interim President and Chief Executive Officer of the Issuer during the period of November 2006 to August 2007.

ITEM 4.	PURPOSE OF TRANSACTION

Mr. McClendon’s recent purchase of Common Stock which is described below under Item 5(c) was purchased for his self-directed IRA (“IRA”) (the “Transaction”).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. McClendon beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 668,500 shares of Common Stock, representing 5.2% of the outstanding shares of Common Stock based on 12,776,550 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended December 28, 2008 and 183,500 shares issuable pursuant to stock options exercisable within 60 days of March 10, 2009. Mr. McClendon’s Common Stock includes (i) 385,000 shares of Common Stock held in his family trust for which Mr. McClendon and his wife, Elizabeth C. McClendon are trustees (the “Trust”); (ii) 100,000 shares of Common Stock held in his IRA; and (iii) 183,500 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of March 10, 2009.

(b) Mr. and Mrs. McClendon in their joint capacities as Trustees of the Trust share voting and dispositive power with respect to 385,000 shares of Common Stock held in the Trust. Mr. McClendon in his individual capacity as the owner of his IRA holds sole voting and dispositive power with respect to 100,000 shares of Common Stock held in his IRA and 183,500 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of March 10, 2009.

(c) During the past 60 days, Mr. McClendon purchased 100,000 shares of Common Stock during the period of February 23, 2009 through March 12, 2009 at prices ranging between $0.25 and $0.43 on the open market. Such shares were purchased for his IRA.

(d) No person holds any right to receive or power to direct dividends or proceeds in respect of the Common Stock beneficially owned by Mr. McClendon.

(e) Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On July 2, 2001, pursuant to the Issuer’s 2000 Stock Option Plan, Mr. McClendon received a ten-year non-qualified option to purchase up to 50,000 shares of Common Stock at the purchase price of $6.60 per share, the closing price of the Common Stock on the date of grant. These options vested at the rate of 2,000 shares per board meeting attended, not to exceed 20,000 shares per year. For additional terms, see Exhibit 99.1 incorporated by reference to this Schedule 13D.

On November 15, 2005, pursuant to the Issuer’s 2003 Equity Incentive Plan (the “2003 Plan”), Mr. McClendon received a ten-year non-qualified stock option to purchase 18,000 shares of Common Stock at the purchase price of $8.51 per share, the closing price of our Common Stock on the date of grant. These options vested in equal monthly installments over a 12-month period, as measured from the grant date. For additional terms, see Exhibit 99.2 incorporated by reference to this Schedule 13D.

On December 20, 2006, pursuant to the 2003 Plan, Mr. McClendon received a ten-year option to purchase up to 75,000 shares of our Common Stock at the purchase price of $4.29 per share, the closing price of our Common Stock on the date of grant. The option was immediately vested as to 6,250 shares (reflecting the commencement of service as Interim President and Chief Executive Officer on November 1, 2006), with the remainder vesting at a rate of 6,250 shares on the first day of each month commencing January 1, 2007 through November 1, 2007. For additional terms, see Exhibit 99.3 incorporated by reference to this Schedule 13D.

On November 13, 2007, pursuant to the 2003 Plan, Mr. McClendon received a ten-year non-qualified stock option to purchase 18,000 shares of Common Stock at the purchase price of $1.77 per share, the closing price of our Common Stock on the date of grant. These options vested in equal monthly installments over a 12-month period, as measured from the grant date. For additional terms, see Exhibit 99.2 incorporated by reference to this Schedule 13D.

On December 9, 2008, pursuant to the 2003 Plan, Mr. McClendon received a six-year non-qualified stock option to purchase 18,000 shares of Common Stock at the purchase price of $0.25 per share, the closing price of our Common Stock on the date of grant. These options vest in equal monthly installments over a 12-month period, as measured from the grant date. For additional terms, see Exhibit 99.2 incorporated by reference to this Schedule 13D.

On January 27, 2009, pursuant to the 2003 Plan, Mr. McClendon received a six-year non-qualified stock option to purchase 15,000 shares of Common Stock at the purchase price of $0.26 per share, the closing price of our Common Stock on the date of grant. The option was immediately exercisable on the date of grant. For additional terms, see Exhibit 99.2 incorporated by reference to this Schedule 13D.

To the best knowledge of Mr. McClendon, there are no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are incorporated by reference to this Schedule 13D:

99.1	Form of Notice of Stock Option Award and Stock Option Award Agreement for options granted under the Issuer’s 2000 Stock Option Plan (incorporated by reference to the Issuer’s Form 10-Q filed with the SEC on May 15, 2001).
99.2	Form of Stock Option Agreement for options granted to outside directors under the Issuer’s 2003 Equity Incentive Plan (incorporated by reference to the Issuer’s Form 10-Q filed with the SEC on February 10, 2004).
99.3	Form of Stock Option Agreement for options granted to senior officers under the Issuer’s 2003 Equity Incentive Plan (incorporated by reference to the Issuer’s Form 10-Q filed with the SEC on February 10, 2004).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2009

/s/ Scott McClendon
Scott McClendon

4